Filed by Frontier Group Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

SEC File No.: 001-35186

Date: February 7, 2022

The following screenshots of a website hosted at https://EvenMoreUltraLowFares.com are being filed in connection with the proposed business combination of Spirit Airlines, Inc. (“Spirit”) and Frontier Group Holdings, Inc. (“Frontier”):

FRONTIER spirit HOME INVESTOR INFORMATION FAQS RESOURCES Everyone Wins With Even More Ultra-Low Fares Frontier Airlines and Spirit Airlines to combine, Creating America’s Most Competitive Ultra-Low Fare Airline

1,000+ DAILY FUCHS 145+ DESTINATIONS 650+ NONSTOP ROUTES 19 COUNTRIES 283 AIRCRAFT 10,000 NEW DIRECT JOBS BY 2004 Consumers Win With More Ultra-Low Fares to More Places The combined airline is expected to Delivers billion in annual consumer savings. Increase acces tout-low fars by adding new routes to underserved communities across the United States Latin America and the Caribbean Expand with more than 250 aircraft on order to deliver mere uitlow ares Deliver even more reliable Expand frequent flyer and membership offerings

READ OUR CUSTOMER FAQ Team Members Win With Expanded Opportunities and Increased Stability by 2020 spri and Frontier expect to add to direct jobs and thousands of additional jobs at the companies business partners Given the growth of the combined company is expected that all Ben MBRO DE PRO the combined aline. Team Members of the combined wine will have better career opportunities and more stability as part of the most competitive ulitine in the United States Sustainability Wins with America’s Greenest Airline DOWNLOAD INFOGRAPHIC FRONTIER AIRLINES Investor inquiries: David Erdman (720) 798-5886 david.erdman@flyfrontier.com Media inquiries: Jennifer F. de la Cruz (720) 374-4207 jenniferf.delacruz@flyfrontier.com SPIRIT AIRLINES Investor inquiries: DeAnne Gabel (954) 447-7920 investorrelations@spirit.com Media inquiries: Erik Hofmeyer Media Relations@spirit.com or Sard Verbinnen & Co. Andrew Cole / Robin Weinberg / Columbia Clancy (212) 687-8080

Investor Information Superior Value Creation for Shareholders The combination of Frontier Airlines and Spirit Airlines is expected to deliver enhanced value to shareholders of both companies. On a combined basis, the company would have annual revenues of -$5.3 billion based on 2021 results. Once combined, Frontier and Spirit expect to deliver annual run- rate operating synergies of $500 million once full integration is completed, which will be primarily driven by scale efficiencies and procurement savings across the enterprise with $400 million in one-time costs. The combined airline is expected to have a strengthened financial profile, with a cash balance of -$2.4 billion as of the end of 2021 on a combined basis.

Key Terms Spirit equity holders will receive 1.9126 shares of Frontier plus $2.13 in cash for each existing Spirit share they own The transaction structure will provide both Spirit and Frontier equity holders with substantial upside potential Ownership FRONTIER -51.5% shareholders spirit -48.5% shareholders Combined Leadership & Governance 12 Directors (including the CEO) 7 named by Frontier Airlines 5 named by Spirit Airlines William A. Franke, Chairman of the Frontier Board will serve as Chairman of the Board of the combined company Expected Closing Completion anticipated in the second half of 2022 Subject to satisfaction of customary closing conditions, including completion of the regulatory review process and approval by Spirit stockholders (1) Pro forma unrestricted cash balance includes unrestricted cash, cash equivalents, and short-term investments and excludes transaction-related costs.

FAQS What was announced? How does this benefit consumers? Will ticket prices increase as a result of the combination? Will my travel reservations be affected? Will this impact tickets that I’ve purchased for a trip in the near future? Will anything change for consumers immediately? Will you still keep flying to my city? Are you planning to stop flying to any destinations? Can I now fly Spirit with my Frontier ticket and vice versa? How will FRONTIER Miles and Free Spirit members be impacted by the combination? If I have miles on both programs, can I combine them and use the total now? You say that the combination will benefit consumers through ultra-low fares - will I be able to exchange tickets I’ve already purchased for a lower fare? When will the transaction be completed?

Resources Frontier Airlines and Spirit Airlines will conduct a live conference call to discuss the transaction Webcast Information Time/Date: 6:30 am. M.T./8:30 a.m. E.T. on February 7, 2022 CLICK HERE FOR WEBCAST A replay of the call will be available until February 10, 2022, by dialing (888) 274-8331 or (402) 220-7332.

Press Releases FEBRUARY 7, 2022 Frontier Airlines and Spirit Airlines to Combine, Creating America’s Most Competitive Ultra-Low Fare Airline Presentations FEBRUARY 7, 2022 Frontier - Spirit Transaction Investor Presentation Infographics FEBRUARY 7, 2022 Frontier - Spirit Transaction Infographic B-Roll View Related Media Files SEC Filings Frontier Filings Spirit Filings DOWNLOAD PDF VIEW MEDIA VIEW FILING

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier’s Investor Relations website at https://ir.flyfrontier.com and on Spirit’s Investor Relations website at https://ir.spirit.com.

Participants in the Solicitation

Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

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